

September 3, 2009

<u>Via U.S. Mail</u>

Mr. Douglas Hague
President, CEO, and Acting Chief Financial Officer
Clean Coal Technologies, Inc
12518 West Atlantic Boulevard
Coral Springs, FL 33071

> **Re:** **Clean Coal Technologies, Inc.**
> **Amendment No. 1 to Form 10**
> **Filed August 24, 2009**
> **File Number 000-53557**

Dear Mr. Hague:

      We have reviewed your filing and have the following comments. Please provide a written response to our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

<u>Item 1A. Risk Factors, page 9</u>

1.   Please include a risk factor that addresses management's conclusion in the Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009 that your financial disclosure controls and procedures were not effective due to your limited internal resources and lack of ability to have multiple levels of transaction review. Discuss the steps and resources needed to remediate your disclosure controls and procedures.

<u>We have experienced large net losses . . . . , page 12</u>

2.   We note your additional risk factor in response to our prior comment 8, and we reissue that comment in part. Enhance your disclosure in this risk factor to quantify and discuss the nature of your operating expenses for the year ended December 31, 2007, the year ended December 31, 2008, and the six months ended

June 30, 2009. In addition, discuss your contractual cash obligations for the next year and next three years, which we note to be $1.7 million and $6.7 million, respectively.

Liquidity and Capital Resources, page 18

3.   We note that in response to our prior comment 12, you filed a form of promissory note as Exhibit 10.10, and we reissue that comment in part. You disclose that you have obtained cash for research and development activities and operating expenses through advances and loans from affiliates, stockholders, and related parties. In your next amendment, please list and file any such loan agreements as exhibits to your filing, or tell us why such agreements should not be filed. See Item 601(b)(10)(iii) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, Page 30

Shares Issued for Services, page 30

4.   Your disclosure states that you "exercised [your] cancellation option on September 24, 2009 with Cappello Capital . . . ." Please explain or clarify this statement, as September 24, 2009 has not yet occurred.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracey L. McNeil at (202) 551-3392, or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

Mr. Douglas Hague
Clean Coal Technologies, Inc.
September 3, 2009
Page 3

cc: <u>Via Facsimile</u>
        John Thompson
        (801) 606-2855